Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions)

	Predecessor				Successor
	2004	2005	2006	January 1 to October 19, 2007	October 20 to December 31, 2007	2008
Pre-tax income (loss) from continuing operations before income or loss from equity investees	$73.6	$156.6	$109.8	$104.2	$(19.0)	$29.9

Fixed charges:

Interest expense	24.0	76.0	70.7	55.1	30.8	109.9

Rentals, primarily buildings	5.4	10.2	10.7	7.8	2.2	10.0

Total fixed charges	$29.4	$86.2	$81.4	$62.9	$33.0	$119.9

Pre-tax income (loss) from continuing operations before income or loss from equity investees plus fixed charges	$103.0	$242.8	$191.2	$167.1	$14.0	$149.8

Ratio of earnings to fixed charges(1)	3.5	2.8	2.3	2.7	—	1.2

Earnings deficiency					$19.0

(1)	The Company accounts for interest and penalties related to uncertain tax positions as part of income tax expense, and therefore, these charges are not included as a component of interest expense within fixed charges.